United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	6

xx

Vale announces a cash tender offer for up to US$1 billion of notes due 2039, 2032, 2036, 2026, 2034 and 2022

Rio de Janeiro, Brazil — September 12, 2019 — Vale Canada Limited (“Vale Canada”) and Vale Overseas Limited (“Vale Overseas,” and together with Vale Canada, the “Offerors”), each a wholly owned subsidiary of Vale S.A. (“Vale”), announce the commencement of offers to purchase for cash (the “Offers”) up to a maximum aggregate principal amount of US$1,000,000,000 (the “Maximum Principal Amount”) of the notes respectively issued by them of the series set forth in the table below under the headings “Tender Group 1” and “Tender Group 2” (all such notes appearing under either such heading, the “Notes” and each a “series” of Notes).  Notwithstanding the Maximum Principal Amount, no more than US$700,000,000 in aggregate principal amount, excluding any premium and accrued and unpaid interest (the “Tender Group 1 Cap”), of the Tender Group 1 Notes tendered will be accepted for purchase in the Offers.

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated September 12, 2019 (the “Offer to Purchase”).  The Offers are not contingent upon the tender of any minimum principal amount of Notes, but the Offerors will only purchase up to a Maximum Principal Amount and the Tender Group 1 Cap, each subject to increase by the Offerors in their sole discretion.

Tender Group 1

Tender Group 1 Cap: US$700,000,000

Issuer	Title of Security	CUSIP / ISIN Nos	Principal Amount Outstanding		Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page (1)	Fixed Spread	Early Tender Payment (2)		Hypothetical Total Consideration (2)(3)
Vale Overseas	6.875% Guaranteed Notes due 2039	CUSIP: 91911TAK9 ISIN: US91911TAK97	US$	1,594,805,000	1	2.875% due May 15, 2049	FIT1	+253 bps	US$	50.00	US$	1,275.09
Vale Canada	7.20% Debentures due 2032	CUSIP: 453258AP0 ISIN: US453258AP01	US$	400,000,000	2	1.625% due Aug. 15, 2029	FIT1	+329 bps	US$	50.00	US$	1,205.07
Vale Overseas	6.875% Guaranteed Notes due 2036	CUSIP: 91911TAH6 ISIN: US91911TAH68	US$	1,809,315,000	3	2.875% due May 15, 2049	FIT1	+240 bps	US$	50.00	US$	1,267.27

Tender Group 2

No tender group subcap applicable.  Tender Group 2, together with Tender Group 1, are subject to the Maximum Principal Amount.

Issuer	Title of Security	CUSIP / ISIN Nos	Principal Amount Outstanding		Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page (1)	Fixed Spread	Early Tender Payment (2)		Hypothetical Total Consideration (2)(3)
Vale Overseas	6.250% Guaranteed Notes due 2026	CUSIP: 91911TAP8 ISIN: US91911TAP84	US$	2,000,000,000	4	1.625% due Aug. 15, 2029	FIT1	+191 bps	US$	50.00	US$	1,156.69
Vale Overseas	8.250% Guaranteed Notes due 2034	CUSIP: 91911TAE3 ISIN: US91911TAE38	US$	544,644,000	5	1.625% due Aug. 15, 2029	FIT1	+299 bps	US$	50.00	US$	1,363.03
Vale Overseas	4.375% Guaranteed Notes due 2022	CUSIP: 91911TAM5 ISIN: US91911TAM53	US$	1,069,049,000	6	1.500% due Aug. 15, 2022	FIT1	+99 bps	US$	50.00	US$	1,038.98

(1)              The applicable page on Bloomberg from which the dealer managers will quote the bid side price of the Reference U.S. Treasury Security.

(2)              Per $1,000 principal amount.  The Total Consideration (as defined in the Offer to Purchase) for Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase is calculated using the applicable Fixed Spread and is inclusive of the Early Tender Payment (as defined in the Offer to Purchase).

(3)              Hypothetical Total Consideration is calculated on the basis of pricing for the applicable U.S. Treasury Reference Security as of 2:00 p.m., New York City time, on September 11, 2019. Hypothetical Total Consideration calculation assumes an Early Settlement Date of September 30, 2019, and is exclusive of Accrued Interest (as defined in the Offer to Purchase). The actual Total Consideration payable pursuant to the Offers will be calculated and determined as set forth in the Offer to Purchase. The Offerors make no representation with respect to the actual consideration that may be paid, and such amounts may be greater or less than those shown in the above table depending on the yield of the applicable Reference U.S. Treasury Security as of the applicable price determination time. The actual Total Consideration will be based on the fixed spread for the applicable series of Notes to the yield of the Reference U.S. Treasury Security for that series as of the applicable price determination time. All holders of Notes accepted for purchase will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from and including the applicable last interest payment date up to, but not including, the applicable settlement date.

Indicative Timetable for the Offers:

Commencement of the Offers	September 12, 2019
Early Tender Date	5:00 p.m., New York City time, on September 25, 2019, unless extended by the Offerors in their sole discretion.
Withdrawal Date	5:00 p.m., New York City time, on September 25, 2019, unless extended by the Offerors in their sole discretion, except as described in the Offer to Purchase or as required by applicable law.
Price Determination Date	2:00 p.m., New York City time on September 26, 2019, unless extended or earlier terminated by the Offerors.
Early Settlement Date

If elected, promptly after the Early Tender Date. Expected to be September 30, 2019, the second Business Day following the Price Determination Date, unless extended by the Offerors in their sole discretion.

Expiration Date	11:59 p.m., New York City time, on October 9, 2019, unless extended by the Offerors in their sole discretion.
Final Settlement Date	Promptly after the Expiration Date. Expected to be October 11, 2019, the second Business Day following the Expiration Date, unless extended by the Offerors in their sole discretion.

The Offers will expire at 11:59 p.m., New York City time, on October 9, 2019, unless earlier terminated by the Offerors (such time and date, as the same may be extended, the “Expiration Date”).  Holders of Notes who validly tender and do not validly withdraw their Notes on or prior to 5:00 p.m., New York City time, on September 25, 2019, unless extended (such time and date, as they may be extended, the “Early Tender Date”), will be eligible to receive the Total Consideration (as defined below), which is inclusive of an amount in cash equal to the amount set forth in the table above under the heading “Early Tender Payment” (the “Early Tender Payment”). Holders who validly tender their Notes after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the Tender Consideration (as defined in the Offer to Purchase).  Validly tendered Notes may be withdrawn in accordance with the terms of the Offers, at any time prior to 5:00 p.m., New York City time, on September 25, 2019, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

The Total Consideration offered per $1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the Offers will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Notes specified in the table above plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the tables above at 2:00 p.m., New York City time, on the Price Determination Date (as defined in the Offer to Purchase). The “Tender Consideration” is equal to the Total Consideration minus the Early Tender Payment.

In addition to the Total Consideration and the Tender Consideration, as applicable, holders whose Notes are validly tendered and accepted for purchase pursuant to the Offers will be paid any accrued and unpaid interest on the Notes from, and including, the last interest payment date to, but not including, the Early Settlement Date and the Final Settlement Date, as applicable.  For the avoidance of doubt, accrued and unpaid interest on the Notes will cease to accrue on the Early Settlement Date and the Final Settlement Date, as applicable.

The Notes accepted for purchase on the Early Settlement Date or on the Final Settlement Date, as applicable, will be accepted in accordance with their Acceptance Priority Levels (as defined in the Offer to Purchase).  In all cases, subject to the terms and conditions of the Offers, if the purchase of all Notes validly tendered in the Offers would cause us to purchase an aggregate principal amount of Notes in excess of the Maximum Principal Amount and/or the Tender Group 1 Cap, we will prorate the Notes accepted in the Offers in accordance with the Acceptance Priority Procedures, as described in the Offer to Purchase.  The Offerors expressly reserve their right, in their sole discretion and subject to applicable law, to increase the Maximum Principal Amount and/or the Tender Group 1 Cap.

Vale has retained Banco Bradesco BBI S.A., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Santander Investment Securities Inc. and Scotia Capital (USA) Inc. to serve as dealer managers and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers.  The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale.  The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase.  Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information.  Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (866) 406-2283 (US toll free) or in writing at vale@dfking.com.  Questions about the Offers may be directed to Banco Bradesco BBI S.A. by telephone at +1 (646) 432-6643 (collect), Itau BBA USA Securities, Inc. by telephone at +1 (212) 710-6749 (collect), J.P. Morgan Securities LLC by telephone at +1 (212) 834-3424 (collect) or +1 (866) 834-4666 (US toll free), Santander Investment Securities Inc. by telephone at +1 (212) 940-1442 (collect) or +1 (855) 404-3636 (US toll free) and Scotia Capital (USA) Inc. by telephone at +1 (212) 225-5559 (collect) or +1 (800) 372-3930 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase.  The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the dealer managers on behalf of the Offerors.  None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers.  None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

+55-21-3485-3900

Vale.Ri@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 12, 2019		Director of Investor Relations